FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

**Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4**
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___X___ No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

FALCONBRIDGE

Falconbridge Limited
Suite 1200, 95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Rapifax 956-5757

FOR IMMEDIATE RELEASE

FALCONBRIDGE COMPLETES PUBLIC OFFERING OF U.S. DEBT SECURITIES

June 5, 2002, TORONTO, Ontario - Falconbridge Limited today announced that it has completed the underwritten public offering of U.S.$250 million aggregate principal amount of its 7.35% 10-year Notes due June 5, 2012.

As previously indicated, the net proceeds from this offering of Notes, after underwriting commissions and other expenses, will be used to repay amounts outstanding under its commercial paper program.

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For further information please contact:

Caroline Casselman
Director, Communications & Public Affairs
416-956-5781

Marguerite Manshreck-Head
Director, Investor Relations
416-956-5765

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

June 6, 2002

By: P.D. Lafrance / Assistant Secretary